Mail Stop 4561

Guido DiGregorio, Chairman, President and CEO
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065
Via facsimile also at (650) 802-7777

> **Re: Communication Intelligence Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 23, 2008**
> **File No. 000-19301**

Dear Mr. DiGregorio:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel